UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-15037

                                    FORM 10-Q

                      FOR PERIOD ENDED: March 31, 1999

            PAINE WEBBER INCOME PROPERTIES SEVEN LIMITED PARTNERSHIP
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

265 Franklin Street, Boston, Massachusetts                   02110
--------------------------------------------------------------------------------
 (Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including area code (617) 439-8118
                                                   --------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Quarterly Report on Form 10-Q of Paine Webber Income Properties Seven Limited Partnership (the "Registrant") will not be completed by May 17, 1999, the last day for a timely filing of such Quarterly Report for the quarter ended March 31, 1999.

     The Partnership has not yet filed its Annual Report on Form 10-K for the year ended September 30, 1998 or its Quarterly Report on Form 10-Q for the period ended December 31, 1998. The inability of the registrant to file its Quarterly Report at this date arises because of the inability to finalize the independent audit of two of the Partnershi's significant subsidiaries (Chicago Colony Apartments Associates and Chicago Colony Square Associates). The audit of these joint ventures is being held up by the failure of the Partnership's co-venture partner to sign a standard audit representation letter. The co-venturer has withheld this signature pending a resolution of a dispute with the Partnership. Every effort has been and will continue to be made to resolve this dispute, which will have no material effect on the Partnership's financial statements, so that the Partnership can file its Annual Report on Form 10-K for the year ended September 30, 1998 and the Quarterly Reports on Forms 10-Q for the periods ended December 31, 1998 and March 31, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138


(2)  Have   all    other    periodic
     reports  under  Section  13  or
     15(e)    of   the    Securities
     Exchange   Act   of   1934   or
     Section  30 of  the  Investment
     Company  Act of 1940 during the
     preceding  12  months  (or  for
     such  shorter)  period that the
     registrant   was   required  to
     file   such    reports)    been
     filed?   If   answer   is   no,
     identify report(s).                     |_|    Yes       |X|     No


     Annual Report on Form 10-K for
     the year ended  September  30,
     1998 and  Quarterly  Report on
     Form  10-Q  for the  quarterly
     period   ended   December  31,
     1998.

(3)  Is  it  anticipated  that  any
     significant  change in results
     of    operations    from   the
     corresponding  period  for the
     last   fiscal   year  will  be
     reflected   by  the   earnings
     statements  to be  included in
     the subject  report or portion
     thereof?                                |_|    Yes       |X|     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           PAINE WEBBER INCOME PROPERTIES SEVEN LIMITED PARTNERSHIP
           --------------------------------------------------------
               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                      By:  Seventh Income Properties Fund, Inc.
                                           ------------------------------------
                                           Managing General Partner



Date: May 14, 1999                             By:  /s/ Walter V. Arnold
                                                    --------------------
                                                    Walter V. Arnold
                                                    Senior Vice President
                                                    and Chief Financial Officer